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Exhibit 12.02

SOUTH CAROLINA ELECTRIC & GAS COMPANY
CALCULATION OF RATIOS
FOR THE YEAR ENDED DECEMBER 31, 2010
(Dollars in Millions)

CALCULATION OF BOND RATIO:

Net earnings(1)		$858.1
Divide by annualized interest charges on:
Bonds outstanding under SCE&G's bond indenture dated April 1, 1993	$160.2
Total annualized interest charges	160.2
Bond Ratio		5.36

(1)
As defined in the Mortgage.

CALCULATION OF RATIO OF EARNINGS TO FIXED CHARGES:

	Years Ended December 31,
Dollars in Millions	2010	2009	2008	2007	2006
Fixed Charges as defined:
Interest on long-term debt	$192.4	$181.4	$166.6	$149.8	$144.1
Amortization of debt premium, discount and expense (net)	4.0	3.8	3.6	3.6	3.8
Interest component on rentals	3.1	5.5	4.2	5.3	4.3

Total Fixed Charges(A)	$199.5	$190.7	$174.4	$158.7	$152.2

Earnings as defined:
Pretax income from continuing operations	$433.6	$427.8	$440.1	$361.4	$331.5
Total fixed charges	199.5	190.7	174.4	158.7	152.2
Pre-tax equity in (earnings) losses of investees	2.1	0.5	(3.0)	19.5	21.8

Total Earnings (B)	$635.2	$619.0	$611.5	$539.6	$505.5

Ratio of Earnings to Fixed Charges (B/A)	3.18	3.25	3.51	3.40	3.32

QuickLinks

  Exhibit 12.02
SOUTH CAROLINA ELECTRIC & GAS COMPANY CALCULATION OF RATIOS FOR THE YEAR ENDED DECEMBER 31, 2010 (Dollars in Millions)
  CALCULATION OF BOND RATIO
  CALCULATION OF RATIO OF EARNINGS TO FIXED CHARGES